UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Osprey Bitcoin Trust
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Units of Fractional Undivided Beneficial Interest
(Title of Class of Securities)

68839C206
(CUSIP Number of Class of Securities)

Gregory D. King

Osprey Funds, LLC, as Sponsor of Osprey Bitcoin Trust
1241 Post Road, 2nd Floor

Fairfield, CT 06824
(914) 214-4697
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement (the “Tender Offer Statement”) on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Osprey Bitcoin Trust, a Delaware Statutory Trust (the “Trust”), on January 11, 2024 (the “Original Schedule TO”), as amended and supplemented by the Amendment No. 1 to the Tender Offer Statement, filed with the SEC on January 16, 2024 (“Amendment No. 1)” and the Amendment No. 2 to the Tender Offer Statement, filed with the SEC on January 23, 2024 (“Amendment No. 2” and together with the Original Schedule TO, Amendment No. 1 and this Amendment No. 3, the “Schedule TO”) in connection with the offer to purchase up to 20% or 1,668,107 outstanding common units of fractional undivided beneficial interest in the Trust (the “Units”) at net asset value.

The Trust’s tender offer (the “Offer”) is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2024, and previously filed as Exhibit (a)(1)(i) to the Original Schedule TO (the “Original Offer to Purchase”), as amended hereby on January 26, 2024 and as filed herewith as Exhibit (a)(1)(vii) to this Amendment No. 3 (as amended, the “Amended Offer to Purchase” and together with the Original Offer to Purchase, the “Offer to Purchase”), the related Letter of Transmittal, dated January 11, 2024, and previously filed as Exhibit (a)(1)(ii) to the Original Schedule TO, and other related materials as may be amended or supplemented from time to time.

This Amendment No. 3 is being filed to amend and supplement the Original Schedule TO and in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended, and should be read in conjunction with the Original Schedule TO, Amendment No. 1 and Amendment No. 2. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Original Schedule TO, Amendment No. 1, Amendment No. 2 and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Original Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 through Item 11

Item 1 through Item 11 of the Schedule TO are hereby amended and supplemented as set forth below:

“All descriptions and references in respect of the ‘Offer to Purchase’ in the Original Schedule TO are hereby amended to refer to the ‘Amended Offer to Purchase.’ Accordingly, all references in the Original Schedule TO to the ‘Offer to Purchase’ are hereby amended and replaced with ‘Amended Offer to Purchase.’”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit and to update the Exhibit Index accordingly:

Exhibit No	Description
(a)(1)(vii)	Amended Offer to Purchase, dated January 26, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Osprey Funds, LLC as Sponsor of Osprey Bitcoin Trust

		By:	/s/ Gregory D. King
Gregory D. King
Chief Executive Officer

Date:	January 26, 2024